Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-134724

(Supplementing Preliminary Prospectus Supplement Dated June 5, 2006)

BJ Services Company

Free Writing Prospectus Dated June 5, 2006

The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement dated June 5, 2006 and the accompanying prospectus dated June 5, 2005 (including the documents incorporated by reference therein).

SCHEDULE B-2

BJ SERVICES COMPANY

$250,000,000 5.750% Senior Notes due 2011

Term Sheet

Issuer:	BJ Services Company

Expected Ratings:	Baa1 / BBB+ (Moody’s / S&P)

Ranking:	Senior Unsecured

Principal Amount:	$250,000,000

Pricing Date:	June 5, 2006

Settlement Date:	June 8, 2006 (T+3)

Maturity Date:	June 1, 2011

Interest Payment Dates:	December 1 and June 1, of each year, commencing December 1, 2006

Benchmark Treasury:	4.875% due 5/11

UST Spot (Px/Yield):	$99.664 / 4.951%

Spread to Benchmark:	83 basis points

Yield to Maturity:	5.781%

Coupon:	5.750%

Price to Public:	$99.869

Price to Underwriters:	$99.269

Net Proceeds to Issuer, after fees:	$248,172,500

Daycount:	30/360

Minimum Denomination:	$1,000 and integral multiples of $1,000

Make-Whole Redemption:	At any time at the Adjusted Treasury Rate plus 15 basis points

CUSIP:	055482 AH 6

Lead Manager:	Merrill Lynch & Co.

Co-Managers:	Banc of America Securities LLC, Citigroup, JPMorgan

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about

Sch B-2-1